                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)*

                         Cablevision Systems Corporation
                         -------------------------------
                                (Name of Company)

                 Class A Common Stock, par value $.01 per share
                 ----------------------------------------------
                         (Title of Class of Securities)

                                   12686C-10-9
                                 ---------------
                                 (CUSIP Number)

                   Richard D. Bohm, Esq. Debevoise & Plimpton,
                                875 Third Avenue,
                        New York, NY 10022 (212) 909-6000
                       ------------------------------------
      (Name, Address and telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                   May 1, 2000
                              ---------------------
                  (Date of event which requires filing of this
                                   Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on the following pages)

CUSIP No. 12686C-10-9   13D

(1)  Names of Reporting Persons
     I.R.S. Identification                                     Charles F. Dolan
     Nos. of Above Persons (entities only)

--------------------------------------------------------------------------------
(2)         Check the Appropriate Box                          (a)
                                                              ------------------
            if a Member of a Group                             (b)
                                                              ------------------
--------------------------------------------------------------------------------
(3)         SEC Use Only

--------------------------------------------------------------------------------
(4)         Source of Funds                                      00

--------------------------------------------------------------------------------
(5)         Check if Disclosure of Legal
            Proceedings is Required Pursuant
            to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
(6)         Citizenship or Place of
            Organization                                       U.S.A.

--------------------------------------------------------------------------------
Number of Shares           (7) Sole Voting Power            19,354,658*
Beneficially Owned      --------------------------------------------------------
by Each Reporting          (8) Shared Voting Power           4,570,867*
Person With             --------------------------------------------------------
                           (9) Sole Dispositive Power       19,354,658*
                        --------------------------------------------------------
                          (10) Shared Dispositive Power      4,570,867*
--------------------------------------------------------------------------------
(11)        Aggregate Amount Beneficially
            Owned by Each Reporting Person                  23,925,525*

--------------------------------------------------------------------------------
(12)        Check if the Aggregate Amount
            in Row (11) Excludes Certain Shares

--------------------------------------------------------------------------------
(13)        Percent of Class Represented
            by Amount in Row 11                                15.6%**

--------------------------------------------------------------------------------
(14)        Type of Reporting Person                               IN

-------------

*  Total reflects shares received in a 2-for-1 stock split in August 1998.

** Based on increase in number of shares currently outstanding.



                               Page 2 of 5 Pages
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CUSIP No. 12686C-10-9                  13D

                     CONTINUATION PAGES OF AMENDMENT NO. 10
                            TO SCHEDULE 13D FILED BY
                                CHARLES F. DOLAN

       This Amendment No. 10 to the Schedule 13D, dated May 23, 1988, as amended by Amendment Nos. 1 through 9 thereto (as so amended, the "Schedule 13D"), previously filed by Charles F. Dolan ("Mr. Dolan"), relates to Mr. Dolan's beneficial ownership of the stock of Cablevision Systems Corporation, a Delaware corporation (the "Company").

       The cover page, Items 1, 2(b) and 5 are hereby supplemented and amended.

Item 1.     Security and Company.

       The address of the principal executive offices of the Company is 1111 Stewart Avenue, Bethpage, NY 11714.

Item 2.     Identity and Background.

       (b) Mr. Dolan's business address is 1111 Stewart Avenue, Bethpage, NY 11714.

Item 5.     Interest in Securities of the Company.

            Mr. Dolan may be deemed to beneficially own an aggregate of 23,925,525 shares of Class A Common Stock, par value $.01 per share, of the Company (the "Class A Common Stock") as a result of his beneficial ownership of
(i) 938,401 shares of Class A Common Stock, and (ii) 22,987,124 shares of Class B Common Stock, par value $.01 per share, of the Company (the "Class B Common Stock"). The Class B Common Stock is convertible at the option of the holder share for share into Class A Common Stock of the Company. As a result of an increase in the number of shares currently outstanding, this aggregate amount represents approximately 15.6% of the Class A Common Stock (including shares of Class A Common Stock issuable upon the conversion of shares of the Class B Common Stock which may be deemed to be beneficially owned by Mr. Dolan).

            Mr. Dolan may be deemed to have (i) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 143,846 shares of Class A Common Stock, and 19,210,812 shares of Class B Common Stock; (ii) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of (a) 774,555 shares of Class A Common Stock owned of record by the Dolan Family Foundation,(b) 20,000 shares of Class A Common Stock owned of record by his wife, Helen A. Dolan ("Mrs. Dolan") and



                               Page 3 of 5 Pages
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CUSIP No. 12686C-10-9                   13D

3,776,312 shares of Class B Common Stock owned of record by the 1994 Dolan Family Trust (the "Family Trust"). Mr. Dolan disclaims beneficial ownership of the 3,776,312 shares of Class B Common Stock held by the Family Trust.

       During the past 60 days, the following transactions occurred which resulted in changes to Mr. Dolan's beneficial ownership in the stock of the
Company:

       Pursuant to its terms, the 1997 Grantor Retained Annuity Trust (the "1997 GRAT") distributed 232,701 shares of Class B Common Stock to Mr. Dolan on April 12, 2000.

       As the result of the 1997 GRAT's termination on April 30, 2000, on May 1, 2000, an additional 71,642 shares of Class B Common Stock were distributed to Mr. Dolan. The remaining 3,926,312 shares of Class B Common Stock previously held by the 1997 GRAT passed into the Family Trust for the benefit of Mrs. Dolan and the descendants of Mr. Dolan. Mrs. Dolan serves as co-trustee of the Family Trust.

       On May 25, 2000, the Family Trust converted 150,000 of Class B Common Stock into 150,000 shares of Class A Common Stock and contributed such number of shares of Class A Common Stock to an exchange fund. The Class A Common Stock was valued at $58.875 per share for the purpose of determining the number of shares of the exchange fund issuable to the Family Trust.


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CUSIP No. 12686C-10-9                   13D

                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: June 9, 2000

                                    Signature:   /s/ Charles F. Dolan
                                                 By William A. Frewin, Jr.
                                                 ----------------------------
                                    Name/Title:  Charles F. Dolan
                                                 By William A. Frewin, Jr., as
                                                 attorney-in-fact



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